FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding completed trial run of Unit 6 of Luohuang Power Plant of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 31, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902) Overseas Regulatory Announcement

Unit 6 of Luohuang Power Plant Completed Trial Run

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces that a 600MW coal-fired generating unit of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Unit 6 at Phase III of Huaneng Luohuang Power Plant), in which the Company owns 60% interests, completed the 168 hours trial run on 26th January 2007.

In addition, the Company’s generation capacity on an equity basis has changed as a result of the close-down of certain small generating units and technical renovation of certain existing generating units. The generation capacity of Unit 2 at Dezhou Power Plant was adjusted from 300MW to 320MW after technical renovation, while Unit 2 at Jining Power Plant (50MW) and the 108MW oil-fired generating unit at Luohuang Power Plant were closed down. To date, the Company’s total generation capacity on an equity basis has increased from 27,922MW to 28,187MW.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

31st January 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	January 31, 2007

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